UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

KEY ENERGY SERVICES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

49309J103

(CUSIP Number)

David Maryles

Managing Director, Legal & Compliance

BlackRock, Inc.

55 East 52nd Street

New York, NY 10055

(212) 810-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 49309J103

1	NAMES OF REPORTING PERSONS BlackRock, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,245,994 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,245,994 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,245,994 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14	TYPE OF REPORTING PERSON (See Instructions) HC

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of Key Energy Services, Inc., a Delaware corporation (the “Issuer”), with its principal office located at 1301 McKinney Street, Suite 1800, Houston, Texas 77010.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by BlackRock, Inc. (“BlackRock”). BlackRock is a Delaware corporation that, through its subsidiaries, provides diversified investment management directly and indirectly through various investment products to institutions, intermediaries and individual investors. Investment management services primarily consist of the management of equity, fixed income, multi-asset class, alternative investment and cash management products. BlackRock, through its subsidiaries, offers its investment products in a variety of accounts, including open-end and closed-end mutual funds, iShares® exchange-traded funds, collective investment trusts and separate accounts. In addition, BlackRock, through its subsidiaries, provides market risk management, financial markets advisory and enterprise investment system services to a broad base of clients. Financial markets advisory services include valuation services relating to illiquid securities, dispositions and workout assignments (including long-term portfolio liquidation assignments), risk management and strategic planning and execution. The principal office and business address of BlackRock is 55 East 52nd Street, New York, NY 10055.

(b) – (c) and (f) Current information concerning the identity and background of each of the executive officers and directors of BlackRock is set forth on Annex A (collectively, the “Covered Persons”), attached hereto and incorporated herein by reference.

(d) and (e) During the last five years, none of BlackRock, nor to the best of its knowledge, any Covered Person has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or, except as set forth in Annex B attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Neither the present filing nor anything contained herein shall be construed as an admission that BlackRock constitutes a “person” for any purposes other than Section 13(d) of the Act.

Item 3. Source and Amount of Funds or Other Considerations

BlackRock, in its role as the ultimate parent of the investment advisors to certain client accounts (the “BlackRock Funds”), acquired 2,245,994 shares of Common Stock (the “Acquired Shares”) in connection with the entry into an exchange agreement, dated as of March 6, 2020 (the “Exchange Agreement”), among the Issuer, the BlackRock Funds and certain other creditors of the Issuer. The Exchange Agreement implemented a series of out-of-court transactions to effect a financial restructuring (the “Restructuring”) of the Issuer’s capital structure and indebtedness and related credit facilities. Pursuant to the Exchange Agreement, the BlackRock Funds exchanged the full principal amount outstanding and accrued and unpaid interest of the Issuer’s term loans for new term loans of the Issuer and the Acquired Shares.

Item 4. Purpose of Transaction

The information contained in Item 3 and Item 6 of this Schedule 13D is incorporated by reference herein.

All of the shares of Common Stock reported herein were acquired for investment purposes. BlackRock intends to review its investment in any Common Stock acquired on a continuing basis and may take such actions with respect to its investment in the Issuer as it deems appropriate. In addition, in his or her capacity as a director, any director designated or nominated by BlackRock will routinely be involved in the setting of policy for the Issuer and its subsidiaries by the Board, including with respect to significant corporate events such as a spin-off, acquisition, merger, recapitalization, reorganization or liquidation. BlackRock reserves the right from time to time to formulate plans and proposals regarding the Issuer or any of its securities, to carry out any of the actions or transactions in connection therewith and to exercise any rights BlackRock may have in connection with the Issuer or any of its securities, including, without limitation, pursuant to the Stockholders Agreement (as defined below). Blackrock may in the future acquire additional Common Stock or other securities of the Issuer in the open market, in privately negotiated purchases or otherwise and may also, depending on the current circumstances, dispose of all or a portion of the Common Stock or other securities of the Issuer beneficially owned by it in one or more transactions. Any acquisitions or dispositions will depend upon (i) the price and availability of the Issuer’s securities; (ii) subsequent developments concerning the Issuer’s business and prospects and the industry in which the Issuer operates; (iii) BlackRock’s advisory subsidiaries’ general investment policies with respect to the applicable accounts managed by BlackRock’s advisory subsidiaries; (iv) other investment and business opportunities available to BlackRock’s advisory subsidiaries on behalf of their clients; (v) general market and economic conditions; (vi) tax considerations; and (vii) such other factors as BlackRock’s advisory subsidiaries may consider relevant. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions or privately negotiated transactions.

Item 5. Interest in Securities of the Issuer

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a) – (b) The responses of BlackRock with respect to Rows 11, 12 and 13 on the cover page of this Schedule 13D that relate to the aggregate number and percentage of shares of Common Stock are incorporated herein by reference. The responses of BlackRock with respect to Rows 7, 8, 9 and 10 on the cover page of this Schedule 13D that relate to the aggregate number of shares of Common Stock as to which BlackRock referenced in Item 2 above has sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference.

The Common Stock beneficially owned by BlackRock includes Common Stock beneficially owned by the BlackRock Funds, including Tennenbaum Energy Opportunities Co., LLC, a Delaware limited liability company, TCP Waterman CLO, LLC, a Delaware limited liability company, Tennenbaum Senior Loan Operating III, LLC, a Delaware limited liability, Tennenbaum Senior Loan Fund V, LLC, a Delaware limited liability company and Tennenbaum Enhanced Yield Operating I, LLC, a Delaware limited liability company. None of the BlackRock Funds beneficially owns in excess of 5% of the outstanding Common Stock. Each of the BlackRock Funds is managed by an investment manager that is an indirect wholly-owned subsidiary of BlackRock.

The aggregate percentage of shares of Common Stock reported as beneficially owned by BlackRock was calculated based on 13,775,267 shares of Common Stock issued and outstanding as of March 6, 2020 in the Issuer’s Annual Report on Form 10-K for the period ended December 31, 2019 filed with the SEC on March 13, 2020.

(c) Except as set forth in this Schedule 13D, none of BlackRock nor, to the best of its knowledge, any of the Covered Persons has engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing of this Schedule 13D.

(d) Except for investment advisory clients of BlackRock’s subsidiaries, who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock, no other person is known by BlackRock to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock that may be beneficially owned by BlackRock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Restructuring and entry into the Exchange Agreement, the BlackRock Funds entered into a stockholders agreement, dated as of March 6, 2020 (the “Stockholders Agreement”), among the Issuer, the BlackRock Funds and certain other stockholders of the Issuer, which provides the BlackRock Funds with:

•	the right to appoint one director to the Issuer’s board of directors who will serve a one-year term;

•	certain director nomination and board observer rights, each subject to specified ownership thresholds;

•	certain customary drag-along and tag-along rights, which become effective at any time the Issuer is a Private Company (as defined in the Stockholders Agreement); and

•	customary “demand” and “piggyback” registration rights.

The foregoing description is qualified in its entirety by reference to the Stockholders Agreement, which is included as Exhibit 1 to Item 7 hereto.

In addition, a BlackRock-managed fund is a party to a derivative agreement in the form of contracts for differences (the “CFDs”) in an aggregate notional principal amount of 518 shares of Common Stock of the Issuer (representing economic exposure comparable to approximately 0.13% of the outstanding shares of Common Stock of the Issuer). The CFDs provide the BlackRock-managed fund with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the CFDs (such shares, the “Subject Shares”). BlackRock disclaims beneficial ownership of the Subject Shares. The counterparty to the CFDs is an unaffiliated third-party financial institution.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the BlackRock and any other person with respect to any securities of the Issuer or among the investment advisory subsidiaries of the BlackRock, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies (other than the transfer of voting rights with respect to shares of Common Stock that are loaned out in the ordinary course of the BlackRock’s and its subsidiaries’ securities lending programs).

Item 7.	Material to be Filed as Exhibits

Exhibit 1

Stockholders Agreement, dated as of March 6, 2020, by and among Key Energy Services, Inc. and the holders party thereto (Incorporated by reference to Exhibit 10.4 to the Key Energy Services, Inc. Annual Report filed on Form 10-K on March 13, 2020).

Exhibit 2	Power of Attorney, dated January 2, 2019, relating to BlackRock, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2020

BLACKROCK, INC.

By:	/s/ David Maryles
Name: David Maryles
Title: Attorney in Fact

Annex A

The following is a list of the executive officers and directors of BlackRock, Inc. (collectively, the “Covered Persons”), setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship for each such person. Each Covered Person is a citizen of the United States, unless otherwise noted, and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by BlackRock).

Executive Officers

Name	Principal Occupation or Employment	Business Address	Citizenship
Laurence D. Fink	Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Robert S. Kapito	President	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Geraldine Buckingham	Senior Managing Director and Chairman of BlackRock Asia Pacific	BlackRock, Inc. 16/F Champion Tower 3 Garden Road Central, Hong Kong	Australia

Robert L. Goldstein	Senior Managing Director, Chief Operating Officer & Global Head of BlackRock Solutions	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

J. Richard Kushel	Senior Managing Director and Head of Multi-Asset Strategies and Global Fixed Income	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Rachel Lord	Senior Managing Director and Head of Europe, Middle East and Africa	BlackRock, Inc. Drapers Gardens 12 Throgmorton Avenue London EC2N 2DL United Kingdom	U.K.

Mark S. McCombe	Senior Managing Director and Chief Client Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.K.

Christopher J. Meade	Senior Managing Director, Chief Legal Officer and General Counsel	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Manish Mehta	Senior Managing Director, Global Head of Human Resources	BlackRock, Inc. 400 Howard Street San Francisco, CA 94105	U.S.

Gary S. Shedlin	Senior Managing Director and Chief Financial Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Mark Wiedman	Senior Managing Director, Head of International and Corporate Strategy	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Directors

Name	Principal Occupation or Employment	Business Address	Citizenship
Bader M. Alsaad	Kuwait Investment Authority – Former Managing Director	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Kuwait

Mathis Cabiallavetta	UBS – Former Chairman	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Switzerland

Pamela Daley	General Electric Company - Former Senior Vice President of Corporate Business Development	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

William S. Demchak	The PNC Financial Services Group, Inc. - President, Chairman and Chief Executive Officer	The PNC Financial Services Group, Inc. One PNC Plaza Avenue Pittsburgh, PA 15222	U.S.

Jessica Einhorn	Paul H. Nitze School of Advanced International Studies at Johns Hopkins University - Former Dean	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Laurence D. Fink	BlackRock, Inc. - Chairman and Chief Executive Officer	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

William E. Ford	General Atlantic – Chief Executive Officer	General Atlantic Park Avenue Plaza 55 East 52nd Street, 33rd Fl New York, NY 10055	U.S.

Fabrizio Freda	The Estée Lauder Companies Inc. - President and Chief Executive Officer	Estée Lauder Companies 767 Fifth Avenue, 40th Fl New York, NY 10153	Italy & U.S.

Murry S. Gerber	EQT Corporation - Former Executive Chairman, Chairman, President and CEO	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Margaret L. Johnson	Microsoft Corporation – Executive Vice President of Business Development	Microsoft One Microsoft Way Redmond, WA 98052	U.S.

Robert S. Kapito	BlackRock, Inc .- President	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Cheryl D. Mills	BlackIvy Group LLC - Chief Executive Officer	BlackIvy Group LLC 2300 N Street NW Suite 630 Washington DC 20037	U.S.

Gordon M. Nixon	Royal Bank of Canada - Former President, CEO and Board Member	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Canada

Charles H. Robbins	Cisco Systems, Inc. - Chief Executive Officer and Board Member	Cisco Systems, Inc. 170 West Tasman Drive San Jose, CA 95134	U.S.

Ivan G. Seidenberg	Verizon Communications Inc. - Former Chairman and CEO	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Marco Antonio Slim Domit	Grupo Financiero Inbursa, S.A.B. de C.V. - Chairman	Grupo Financiero Inbursa Av. Paseo de las Palmas, #736 Floor 1 Colonia Lomas de Chapultepec C.P. 11000, México D.F.	Mexico

Susan L. Wagner	BlackRock - Former Vice Chairman	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	U.S.

Mark Wilson	Aviva plc - Former CEO	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	New Zealand

Annex B

On January 17, 2017, BlackRock reached an agreement with the U.S. Securities and Exchange Commission (the “SEC”), resolving a matter regarding a provision in an old version of BlackRock’s form employee separation agreement that the SEC found violated the Dodd Frank Act’s whistleblower provisions. In the settlement with the SEC, BlackRock agreed to pay a $340,000 penalty and consented to the entry of an Administrative Order containing a finding that BlackRock violated Rule 21F-17 under the Act and ordering BlackRock to cease and desist from committing or causing any violations and any future violations of Rule 21F-17.